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SEC Mail Processing Section

FEB 28 2018

Washington DC
408

SEC FILE NUMBER
8-32673

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Butterfield Road, Suite 220
(No. and Street)

Downers Grove	Illinois	60515
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Hoelzel (888-976-0659)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeffery Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
AIDAS A BERNER
Notary Public - State of Illinois
My Commission Expires February 17, 2020

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklight Place Securities, Inc.

Financial Report
with Supplementary Information
December 31, 2017

Brooklight Place Securities, Inc.

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Brooklight Place Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. as of December 31, 2017 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brooklight Place Securities, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brooklight Place Securities, Inc.'s management. Our responsibility is to express an opinion on Brooklight Place Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brooklight Place Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 and Statement Regarding Rule 15c3-3 information has been subjected to audit procedures performed in conjunction with the audit of Brooklight Place Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooklight Place Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brooklight Place Securities, Inc.'s auditor since January 2014.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2018

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 331,755
Commissions receivable	120,040
Other receivables	1,108
Prepaid expenses	31,996
Broker deposits	25,000
Furniture, computer hardware and software - Net of accumulated depreciation of $29,319	9,081
Total assets	**$ 518,980**

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 81,492
Related party payable	15,557
Income taxes payable	6,833
Other accounts payable and accrued expenses	6,092
Total liabilities	109,974
Stockholder's Equity	
Common stock, $1 par value:	
Authorized - 1,000 shares; issued and outstanding - 360 shares (owned by Crabtree Holdings, LLC)	360
Additional paid-in capital	289,996
Retained earnings	118,650
Total stockholder's equity	409,006
Total liabilities and stockholder's equity	**$ 518,980**

Statement of Operations
Year Ended December 31, 2017

Revenues	
Commissions:	
Security transactions	$ 59,576
Mutual fund	241,018
Variable annuity	970,297
Equity indexed annuity	870
Mutual fund trail commissions	962,476
Other income	33,165
Total revenues	2,267,402
Expenses	
Commissions	1,404,809
Employee compensation and related benefits	289,727
Other general and administrative expenses	466,239
Total expenses	2,160,775
Income Before Income Taxes	106,627
Income Tax Expense	36,922
Net Income	**$ 69,705**

See Notes to Financial Statements.

Brooklight Place Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2017	$ 360	$ 289,996	$ 48,945	$ 339,301
Net Profit	-	-	69,705	69,705
Balance - December 31, 2017	**$ 360**	**$ 289,996**	**$ 118,650**	**$ 409,006**

See Notes to Financial Statements.

Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Income	$	69,705
Adjustments to reconcile net Income to net cash provided by operating activities:		
Depreciation expense		7,680
Changes in operating assets and liabilities:		
Increase in receivables		(52,458)
Decrease in prepaid expenses		3,562
Decease in deferred tax asset		30,089
Increase in commissions payable		34,537
Increase in taxes payable		6,833
Increase in accounts payable and accrued expenses		4,162
Net cash provided by operating activities		104,110
Net Increase in Cash and Cash Equivalents		104,110
Cash and Cash Equivalents - Beginning of year		227,645
Cash and Cash Equivalents - End of year	**$**	**331,755**

See Notes to Financial Statements.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities. The Company is a wholly owned subsidiary of Crabtree Holdings, LLC, which in turn is owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel.

The Company is primarily involved in the sale of mutual funds and variable annuities with 77% of total mutual fund sales placed with the American Funds, Putnam Investments, Franklin Templeton, Alliance Bernstein, Invesco and mutual funds held in a brokerage account at RBC Correspondent Services and 63% of total variable annuities placed with Jackson National, Pacific Life, Prudential Annuities, Voya and The Hartford during 2017. Approximately 69% of the Company's 2017 business was transacted in Illinois, Michigan, Massachusetts, Ohio, and Pennsylvania. Additionally, five registered representatives produced 42% of the total revenue in 2017.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field

marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions - Commission revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as related commission revenue.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated

useful lives are five years for furniture, computer hardware and software.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company's net operating loss carryforwards were fully utilized during 2017 resulting in the elimination of its deferred tax asset at December 31, 2017. There were no remaining deferred tax assets or liabilities as of December 31, 2017 and, as a result, no changes attributable to the 2017 Tax Cuts and Jobs Act. Income tax expense consists of $30,089 of deferred income taxes and $6,833 of current income taxes for the year ended December 31, 2017.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - Commitments and Contingencies

At December 31, 2017, there were no commitments or contingencies related to legal actions.

Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, 50 percent owner of Crabtree Holdings, LLC) and Jeffery K. Hoelzel (also 50 percent owner of Crabtree Holdings, LLC). Through December 31, 2017, Prosody Consulting, LLC was paid $81,000 and Jeffery K. Hoelzel was paid $96,000. Related party payables on the statement of financial condition include $7,557 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel and $8,000 due to Mr. Hoelzel for services rendered during 2017.

Note 6 - Transactions with Customers

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2017, there were no amounts subject to potential indemnification.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2017, the Company had net capital of $335,350, exceeding the requirement by $285,350. At December 31, 2017, the ratio of aggregate indebtedness to net capital was .33 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 20, 2017, the date the financial statements issued.

Supplementary Information

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 December 31, 2017

Aggregate Indebtedness	
Total liabilities	**$ 109,974**
Net Capital	
Stockholder's equity	$ 409,006
Less nonallowable assets:	
Prepaid expenses	(31,996)
Nonallowable receivables	(32,579)
Computer hardware and software	(9,081)
Total nonallowable assets	(73,656)
Net capital before haircuts	335,350
Haircuts on common stock	-
Net capital	**$ 335,350**
Capital Requirements	
Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of requirement	285,350
Net capital as above	**$ 335,350**
Ratio of aggregate indebtedness to net capital	**.33 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2017.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

Statement Regarding Rule 15c3-3
December 31, 2017

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Brooklight Place Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2018

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R Section 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Jeffery K. Hoelzel, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffery K. Hoelzel
Title: President

February 17, 2018
Date

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Brooklight Place Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brooklight Place Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Brooklight Place Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Brooklight Place Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brooklight Place Securities, Inc.'s management is responsible for Brooklight Place Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2395********************MIXED AADC 220
32673 FINRA DEC
BROOKLIGHT PLACE SECURITIES INC
1901 BUTTERFIELD RD STE 220
DOWNERS GROVE, IL 60515-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Hoelzel (630)908-4736

2. A. General Assessment (item 2e from page 2) $ 89.36

B. Less payment made with SIPC-6 filed (**exclude interest**) (55.14)

July 31, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 34.22

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34.22

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34.22

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brooklight Place Securities, Inc.
(Name of Corporation, Partnership or other organization)

Jeffrey X. Hoelzel
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,267,402
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,173,791
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	34,035
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,207,826
2d. SIPC Net Operating Revenues	$ 59,576
2e. General Assessment @ .0015	$ 89.36
	(to page 1, line 2.A.)